SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Youngdungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Submission of Audit Report

1.	Name of external auditor: Samjong Accounting Corporation (KPMG)

2.	Date of receiving external audit report: March 3, 2023

3.	Auditor’s opinion

	FY 2022	FY 2021
Audit Report on Separate Financial Statements	Unqualified	Unqualified

4.	Financial Highlights of Separate Financial Statements

(KRW)
Items	FY 2022	FY 2021
Total Assets	29,259,038,774,363	29,478,122,181,062
Total Liabilities	21,908,600,089,288	18,835,302,978,985
Total Shareholders’ Equity	7,350,438,685,075	10,642,819,202,077
Capital Stock	1,789,078,500,000	1,789,078,500,000
Revenues	24,131,171,938,572	28,364,913,893,778
Operating Income	-3,201,463,387,452	721,930,518,551
Ordinary Income	-3,414,516,859,331	393,198,636,221
Net Income	-3,191,386,595,440	552,173,088,265
Total Shareholders’ Equity / Capital Stock	411%	595%

LG DISPLAY CO., LTD.

Separate Financial Statements

For the Years Ended December 31, 2022 and 2021

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Shareholders and Board of Directors

LG Display Co., Ltd.:

Opinion

We have audited the accompanying separate financial statements of LG Display Co., Ltd. (the “Company”), which comprise the separate statements of financial position of the Company as of December 31, 2022 and 2021, the related separate statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, and notes to the separate financial statements comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2022 and 2021, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We also have audited, in accordance with the Standards on Auditing, the Company’s Internal Control over Financial Reporting as of December 31, 2022, based on criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in Korea, and our report dated March 3, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the separate financial statements as of and for the year ended December 31, 2022. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(i) Determination of cash generating unit (CGU) and impairment assessment for Display (Large OLED) CGU

As discussed in Notes 3(k)(ii), 9 and 10 to the separate financial statements, the Company’s non-financial assets which consist of property, plant and equipment and intangible assets amount to W15,680,025 million as of December 31, 2022. The Company changed its identification of CGU from Display CGU and Display (AD PO) CGU to Display (Large OLED) CGU, Display CGU and Display (AD PO) CGU due to withdrawal of the domestic LCD TV business and the reorganization of the related businesses in 2022. During the year ended December 31, 2022, the Company recognized impairment loss of W389,260 million relating to the Display (Large OLED) CGU. The recoverable amount used by the Company in impairment assessment of the Display (Large OLED) CGU is value in use based on discounted cash flow model.

We identified determination of CGU and impairment assessment for Display (Large OLED) CGU as a key audit matter because determination of CGU requires significant judgement in assessing the smallest identifiable group of assets that generates cash inflows that are largely independent of those from other assets or group of assets. In addition, revenue and operating expenditures for the forecast period, discount rate and terminal growth rate used to estimate value in use for impairment assessment of Display (Large OLED) CGU involve significant judgement and minor changes to those assumptions would have a significant effect on the results of the Company’s impairment assessment of Display (Large OLED) CGU.

The following are the primary procedures we performed to address this key audit matter.

•

We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s non-financial assets impairment assessment process, including controls related to determination of CGU, and development of revenue and operating expenditures forecasts, discount rate and terminal growth rate assumptions for Display (Large OLED) CGU.

•

We evaluated the Company’s determination of CGU by assessing the basis for identifying the smallest identifiable group of assets that generates cash inflows that are largely independent of those from other assets or group of assets and considering the relevant factors specified by relevant accounting standards.

•

We tested the Company’s businesses inter-dependencies analysis, by inspection of document as to how the Company monitors operations and makes decisions about continuing or disposing of assets and operations.

•

For the impairment assessment of Display (Large OLED) CGU, we compared the Company’s historical revenue and operating expenditures forecasts to actual results to assess the Company’s ability to accurately forecast.

•	We evaluated the revenue and operating expenditures forecasts used to determine the value in use by comparison with the financial budgets approved by the board of directors.

•

We performed sensitivity analysis over discount rate and terminal growth rate assumptions used to estimate value in use for impairment assessment of Display (Large OLED) CGU to assess the impact of changes in those assumptions on the Company’s impairment assessment.

•	We involved our valuation professionals with specialized skills and knowledge who assisted us in the following:

•	testing discount rate by comparing it against independently developed rate using publicly available market data for comparable entities; and

•	testing revenue, operating expenditures forecasts and terminal growth rate by comparing them against analyst reports, industry reports and historical performance of the Company.

(ii) Assessment of recognition of deferred tax assets

As discussed in Notes 3(r) and 25 to the separate financial statements, the deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses and unrecognized tax credit carryforwards can be utilized. The Company had ~~W~~2,413,563 million of deferred tax assets and ~~W~~660,670 million of unrecognized tax credit carryforwards, as of December 31, 2022.

We identified the assessment of the recognition of deferred tax assets as a key audit matter because it involves high degree of subjective management judgment in estimating future taxable profits over the periods in which the above mentioned differences become deductible and within the periods before the unused tax losses and tax credit carryforwards expired. The subjectivity is primarily driven by the Company’s assumptions in revenue, operating expenditures, which are used to estimate the forecasted taxable income in the future.

The following are the primary procedures we performed to address the key audit matter.

•

We evaluated the design and tested the operating effectiveness of certain internal control related to the Company’s deferred tax assets recognition process, including control related to the development of assumptions in determining the future taxable income for each year.

•

We analyzed the Company’s estimates of future taxable income, including analyzing the Company’s forecasted revenue and operating expenditures by comparing them with the financial budgets approved by the board of directors and historical performance.

•

We compared the forecasts of taxable income and timing of utilization of tax losses and tax credit carryforwards in prior years to actual results to assess the Company’s ability to accurately forecast.

•	We also evaluated the Company’s assessment on the history of realizing deferred tax assets in connection with the unused tax losses carryforwards.

Other matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing these separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether these separate financial statements as a whole are free from material misstatements, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. ‘Reasonable assurance’ is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 3, 2023

This report is effective as of March 3, 2023, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Separate Statements of Financial Position

As of December 31, 2022 and 2021

(In millions of won)	Note	December 31, 2022		December 31, 2021

Assets
Cash and cash equivalents	4, 27	~~W~~	692,312	950,847
Deposits in banks	4, 27		42,804	76,913
Trade accounts and notes receivable, net	5, 15, 27, 30		2,475,920	5,051,836
Other accounts receivable, net	5, 27		135,116	79,939
Other current financial assets	6, 27		149,479	37,764
Inventories	7		1,924,594	2,130,997
Prepaid income tax			1,092	57,722
Other current assets	5		205,860	180,638

Total current assets			5,627,177	8,566,656
Deposits in banks	4, 27		11	11
Investments	8		4,837,704	4,942,729
Other non-current accounts receivable, net	5, 27		13,364	5,122
Other non-current financial assets	6, 27		190,067	87,469
Property, plant and equipment, net	9, 28		14,044,844	12,010,858
Intangible assets, net	10		1,635,181	1,459,812
Investment Property	11		28,269	—
Deferred tax assets	25		2,413,563	2,238,410
Defined benefits assets, net	13		447,521	68,276
Other non-current assets			21,338	98,779

Total non-current assets			23,631,862	20,911,466

Total assets		~~W~~	29,259,039	29,478,122

Liabilities
Trade accounts and notes payable	27, 30	~~W~~	8,391,251	6,528,451
Current financial liabilities	12, 27, 29		4,014,046	2,557,696
Other accounts payable	27		2,813,350	2,800,823
Accrued expenses			558,503	1,012,009
Provisions	14		172,092	171,865
Advances received			28,184	30,060
Other current liabilities			65,585	48,065

Total current liabilities			16,043,011	13,148,969
Non-current financial liabilities	12, 27, 29		5,119,695	5,038,155
Non-current provisions	14		86,157	92,942
Other non-current liabilities	27		659,737	555,238

Total non-current liabilities			5,865,589	5,686,335

Total liabilities			21,908,600	18,835,304

Equity
Share capital	16		1,789,079	1,789,079
Share premium	16		2,251,113	2,251,113
Retained earnings	17		3,310,247	6,611,853
Reserves	17		—	(9,227)

Total equity			7,350,439	10,642,818

Total liabilities and equity		~~W~~	29,259,039	29,478,122

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Comprehensive Income (Loss)

For the years ended December 31, 2022 and 2021

(In millions of won, except earnings per share)	Note	2022		2021

Revenue	18, 30	~~W~~	24,131,172	28,364,914
Cost of sales	7, 19, 30		(24,870,325)	(25,346,568)

Gross profit (loss)			(739,153)	3,018,346

Selling expenses	19, 20		(517,397)	(502,412)
Administrative expenses	19, 20		(582,717)	(590,826)
Research and development expenses	19		(1,362,196)	(1,203,177)

Operating profit (loss)			(3,201,463)	721,931

Finance income	23		691,501	291,665
Finance costs	23		(572,487)	(629,216)
Other non-operating income	22		2,266,820	889,413
Other non-operating expenses	19, 22		(2,598,888)	(880,594)

Profit (Loss) before income tax			(3,414,517)	393,199
Income tax benefit	24		(223,130)	(158,974)

Profit (Loss) for the year			(3,191,387)	552,173

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	13, 24		122,361	(163,363)
Items that will be reclassified to profit or loss
Gain(Loss) on valuation of derivative	24, 27		9,227	(9,227)
Other comprehensive income (loss) for the period, net of income tax			131,588	(172,590)

Total comprehensive income (loss) for the period		~~W~~	(3,059,799)	379,583

Earnings (loss) per share (in won)
Basic earnings (loss) per share	26	~~W~~	(8,919)	1,543
Diluted earnings (loss) per share	26	~~W~~	(8,919)	1,540

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2022 and 2021

(In millions of won)	Share capital		Share premium	Retained earnings	Other capital	Total equity

Balances at January 1, 2021	~~W~~	1,789,079	2,251,113	6,223,043	—	10,263,235

Total comprehensive income (loss) for the period
Profit for the year		—	—	552,173	—	552,173
Other comprehensive loss
Remeasurements of net defined benefit liabilities, net of tax		—	—	(163,363)	—	(163,363)
Loss on valuation of derivative		—	—	—	(9,227)	(9,227)

Total other comprehensive loss		—	—	(163,363)	(9,227)	(172,590)

Total comprehensive income (loss) for the period	~~W~~	—	—	388,810	(9,227)	379,583

Balances at December 31, 2021	~~W~~	1,789,079	2,251,113	6,611,853	(9,227)	10,642,818

Balances at January 1, 2022	~~W~~	1,789,079	2,251,113	6,611,853	(9,227)	10,642,818

Total comprehensive lncome (loss) for the period
Loss for the year		—	—	(3,191,387)	—	(3,191,387)
Other comprehensive income
Remeasurements of net defined benefit liabilities, net of tax		—	—	122,361	—	122,361
Gain on valuation of derivative		—	—	—	9,227	9,227

Total other comprehensive income		—	—	122,361	9,227	131,588

Total comprehensive income (loss) for the period	~~W~~	—	—	(3,069,026)	9,227	(3,059,799)

Transaction with owners, recognized directly in equity
Dividends to equity holders	~~W~~	—	—	(232,580)	—	(232,580)

Balances at December 31, 2022	~~W~~	1,789,079	2,251,113	3,310,247	—	7,350,439

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2022 and 2021

(In millions of won)	Note	2022		2021

Cash flows from operating activities:
Profit (Loss) for the year		~~W~~	(3,191,387)	552,173
Adjustments for:
Income tax benefit	24		(223,130)	(158,974)
Depreciation and amortization	9, 10, 19		2,376,274	2,532,888
Gain on foreign currency translation			(636,163)	(43,404)
Loss on foreign currency translation			332,495	157,164
Expenses related to defined benefit plans	13, 21		166,479	142,535
Gain on disposal of property, plant and equipment			(27,361)	(24,647)
Loss on disposal of property, plant and equipment			53,904	49,871
Impairment loss on property, plant and equipment			339,374	10,662
Gain on disposal of intangible assets			—	(196)
Loss on disposal of intangible assets			193	—
Impairment loss on intangible assets			92,313	29,488
Reversal of impairment loss on intangible assets			(1,975)	(1,152)
Impairment loss on investment property assets			7,736	—
Expense on increase of provisions			207,310	183,193
Finance income			(647,287)	(272,698)
Finance costs			550,634	617,681
Other income			(1,652)	—
Other expenses			—	15,348

			2,589,144	3,237,759

Changes in:
Trade accounts and notes receivable			2,328,752	(1,239,010)
Other accounts receivable			(85,754)	65,970
Inventories			206,403	(712,875)
Other current assets			(12,128)	13,070
Other non-current assets			(10,629)	(61,737)
Trade accounts and notes payable			2,440,822	1,861,287
Other accounts payable			(452,565)	(25,962)
Accrued expenses			(469,540)	524,061
Provisions			(213,868)	(204,126)
Advances received			(1,875)	(284,031)
Other current liabilities			(6,552)	(12,186)
Defined benefit liabilities, net			(379,860)	(206,615)
Other non-current liabilities			166,893	10,860

			3,510,099	(271,294)
Cash generated from operating activities			2,907,856	3,518,638
Income taxes refunded			57,834	5,725
Interests received			11,142	2,495
Interests paid			(277,378)	(229,827)

Net cash provided by operating activities		~~W~~	2,699,454	3,297,031

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2022 and 2021

(In millions of won)	Note	2022		2021

Cash flows from investing activities:
Dividends received		~~W~~	126,553	4,068
Increase in deposits in banks			(42,804)	(76,913)
Proceeds from withdrawal of deposits in banks			76,914	76,852
Acquisition of financial asset at fair value through profit or loss			(150)	—
Acquisition of financial assets at fair value through other comprehensive income			(3,934)	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			3,547	24
Acquisition of investments			(33,137)	(154,665)
Proceeds from disposal of investments			132,200	4,363
Acquisition of property, plant and equipment			(3,820,388)	(2,003,923)
Proceeds from disposal of property, plant and equipment			181,610	65,744
Acquisition of intangible assets			(817,802)	(600,355)
Proceeds from disposal of intangible assets			11,392	2,946
Proceeds from settlement of derivatives			49,145	8,344
Increase in short-term loans			(9,643)	—
Proceeds from collection of short-term loans			9,608	14,533
Increase in long-term loans			(54,033)	(26,473)
Increase in deposits			(901)	(825)
Decrease in deposits			4,125	1,687
Proceeds from disposal of other assets			1,464	—

Net cash used in investing activities			(4,186,234)	(2,684,593)

Cash flows from financing activities:	29
Proceeds from short-term borrowings			3,496,467	900,460
Repayments of short-term borrowings			(1,550,937)	(1,256,440)
Proceeds from issuance of bonds			443,230	498,027
Proceeds from long-term borrowings			1,523,669	1,298,346
Repayments of current portion of long-term borrowings and bonds			(2,443,087)	(2,314,432)
Payment guarantee fee received			4,945	5,009
Dividends paid			(232,580)	—
Repayments of lease liabilities			(13,462)	(12,659)

Net cash provided by (used in) financing activities			1,228,245	(881,689)

Net decrease in cash and cash equivalents			(258,535)	(269,251)
Cash and cash equivalents at January 1			950,847	1,220,098

Cash and cash equivalents at December 31		~~W~~	692,312	950,847

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of December 31, 2022, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2022, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2022, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2022, there are 16,674,488 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, Etc., these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issuance by the Board of Directors on January 26, 2023, which will be submitted for approval to the shareholders’ meeting to be held on March 21, 2023.

(b)	Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss(“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss(“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

2.	Basis of Presenting Financial Statements, Continued

(c)	Functional and Presentation Currency

The separate financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the separate financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about judgments made applying accounting policies that have the most significant effects on the amounts recognized in the separate financial statements is included in the following notes:

•	Financial instruments (Note 3(e))

•	Intangible assets (Impairment assessment of non-financial assets, including determination of cash generating unit) (Note 3(k), 10)

•	Deferred tax assets and liabilities (recognition of deferred tax assets) (Note3(r), 25)

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next 12 months is included in the following notes:

•	Provisions (Note 3(m), 14)

•	Inventories (Note 3(d), 7)

•	Intangible assets (Impairment assessment of non-financial assets) (Note 10)

•	Employee benefits (Note 13)

•	Deferred tax assets and liabilities (estimation of future taxable income) (Note 3(r), 25)

3.	Summary of Significant Accounting Policies

The significant accounting policies applied in these separate financial statements are as follows and they have been consistently applied for all periods presented, except if mentioned otherwise:

(a)	Interest in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No.1027, Separate Financial Statements. The Company applied the cost method to investments in subsidiaries, associates and joint ventures. Dividends from subsidiaries, associates or joint ventures are recognized in profit or loss when the right to receive the dividend is established.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(b)	Foreign Currency Transaction and Translation

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on an investment in equity instruments designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including borrowings, bonds and cash and cash equivalents are recognized in finance income (costs) in the separate statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the separate statement of comprehensive income (loss).

(c)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(d)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(e)	Financial Instruments

(i) Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Company becomes a party to the contractual provisions of the instrument.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i) Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investments that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

ii) Financial assets: business model

The Company makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);

•	how the performance of the portfolio is evaluated and reported to the Company’s management;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transaction that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

iii) Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers.

•	contingent events that would change the amount or timing of cash flows:

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv) Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset.

Interest rate benchmark reform

In case the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Company updates the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform if both of the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and

•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e. the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Company first updates the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Company applies the policies on accounting for modifications to the additional changes.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

Offset

Financial assets and liabilities are offset and the net amount is presented in the separate statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(ii) Non-derivative financial liabilities

The Company classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2022, non-derivative financial liabilities comprise borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Share Capital

The Company issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

Hedge Accounting

If necessary, the Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i) Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Company discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

ii) Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Company discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

The Company is applying cash flow hedge accounting by designating expected foreign currency denominated sales arising from forecast export transactions as hedging items and the derivative instruments related to forward exchange as hedging instruments. The effective portion of changes in the fair value of the derivative is recognized in equity and the amount accumulated in equity is reclassified to revenue in the same period which forecast sales occur.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

(f)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Land is not depreciated and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are as follows:

Estimated Useful lives (years)
Buildings and structures	20~40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

(*)	The Company depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(f)	Property, Plant and Equipment, Continued

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

(g)	Borrowing Costs

The Company capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(h)	Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Company’s expenses incurred

A government grant that compensates the Company for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Company with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(i)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of a business over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits (among other things, the Company can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures on development activities are capitalized.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others. The Company currently has a number of patent license agreements related to product production. When the amount of payments for the entire contract period can be reliably determined the total undiscounted amount is recognized as intangible assets as intellectual property rights and other account payables, respectively, and the intangible assets are amortized on a straight-line basis over the patent license period.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(i)	Intangible Assets, Continued

(iv) Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10, (*1)
Rights to use electricity, water and gas supply facilities	10
Software	4, (*1)
Customer relationships	7, 10
Technology	10
Development costs	(*2)
Condominium and golf club memberships	Indefinite

(*1)	Patent royalty (included in intellectual property rights) and software license are amortized over the useful lives considering the contract period.

(*2)

Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products. Amortization of capitalized development costs are recognized in research and development expenses in the separate statement of comprehensive income (loss).

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets with indefinite useful lives are reviewed at each financial year-end to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(j)	Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment properties are initially measured at cost, including transaction costs incurred at the time of acquisition, and subsequently, measured at cost less accumulated depreciation and accumulated impairment loss.

Subsequent expenditure on an item of investment property is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. All other subsequent expenditures are expensed in the period in which it is incurred.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(j)	Investment Property. Continued

Among investment properties, land is not depreciated, and investment properties except land are depreciated on a straight-line basis by applying 20 years of the building according to the economic depreciation period. Depreciation methods, useful lives and residual values of investment properties are reviewed at each reporting period-end and if appropriate, the changes are accounted for as changes in accounting estimates.

(k)	Impairment

(i) Financial assets

Financial instruments and contract assets

The Company recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Company recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

•	debt instruments that are determined to have low credit risk at the reporting date; and

•

other debt instruments and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Company’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

Credit-impaired financial assets

At each reporting period-end, the Company assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the issuer or the borrower;

•

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the separate statement of financial position.

Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Company assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Company expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs. The cash-generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In identifying whether cash inflows from an asset or group of assets are largely independent of the cash inflows from other assets or groups of assets, the Company considers various factors including how management monitors the entity’s operations or how management makes decisions about continuing or disposing of the entity’s assets and operations. In the Company’s consolidated financial statements, each CGU is comprised of a group of assets of the Company and its other subsidiaries, because the non-current assets of the Company generate independent cash inflows only in combination with certain assets of the subsidiary. In the separate financial statements, in general, investment in each subsidiary is considered to be individual CGUs. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(l)	Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i) As a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. For certain leases, the Company accounts for the lease and non-lease components as a single lease component by applying the practical expedient not to separate non-lease components.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(l)	Lease, Continued

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured the Company recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Company recognizes any remaining amount of the remeasurement in profit or loss.

The Company presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the separate statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii) As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(l)	Lease, Continued

If an arrangement contains lease and non-lease components, then the Company applies K-IFRS No. 1115 to allocate the consideration in the contract.

At the commencement date, the Company recognizes assets held under a finance lease in its statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

(m)	Provisions

A provision is recognized, as a result of a past event, if the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for a warranty period from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(n)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(n)	Employee Benefits

(ii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(n)	Employee Benefits, Continued

(v) Termination benefits

The Company recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Company measures the termination benefit with present value of future cash payments.

(o)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Company recognizes revenue according to the five-stage revenue recognition model (① Identifying the contractg ② Identifying performance obligationsg③ Determining transaction priceg ④ Allocating the transaction price to performance obligationsg⑤ Recognizing revenue for performance obligations).

The Company generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Company’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Company includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Company estimates an amount of variable consideration by using the expected value method which the Company expects to better predict the amount of consideration. The Company includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Company recognizes a refund liability and an asset for its right to recover products from customers if the Company receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the separate statement of comprehensive income (loss).

(p)	Operating Segments

In accordance with K-IFRS No. 1108, Operating Segments, entity wide disclosures of geographic and product revenue information are provided in the consolidated financial statements.

(q)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI and changes in fair value of financial instruments at FVTPL. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(q)	Finance Income and Finance Costs, Continued

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial instruments measured at FVTPL and impairment losses recognized on financial assets. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(r)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii) Deferred tax

Deferred tax is recognized, using the asset and liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(s)	Earnings (Loss) Per Share

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

(t)	Business Combinations

The Company accounts for business combinations using the acquisition method when control is transferred to the Company. The consideration transferred in the acquisition and the identifiable net assets acquired from business combinations are measured at fair value. If the consideration transferred exceeds the fair value of identifiable net asset, the Company recognizes goodwill; if not, then the Company recognizes gain on a bargain purchase. Any goodwill that arises is tested annually for impairment. Transaction costs are expensed as incurred, except if related to the issue of debt or equity instruments in accordance with K-IFRS No. 1032 and K-IFRS No. 1109. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

(u)	Standards issued but not yet effective

A number of amended standards are effective for annual periods beginning after January 1, 2022 and earlier application is permitted; however, the Company has not early adopted the amended standards in preparing these separate financial statements.

(i) Classification of current/non-current liabilities (K-IFRS No. 1001, ‘Presentation of Financial Statements’)

The amendments clarify that in order for the borrower to have the right to defer payment of liabilities, it must fulfil the conditions of complying with all contractual compliance at the end of the reporting period. Additionally, the possibility of the borrower exercising the right to defer settlement of liabilities for more than 12 months after the reporting period does not affect the liquidity classification of liabilities. In addition, when the settlement of liabilities includes the transfer of equity instruments, where compound financial instrument has a liability and equity portion separately recognised, it does not affect the classification for liquidity purposes. The IASB has published an amendment that postpones the effective date of amendments to no earlier than 1 January 1 2024, and the Korean Accounting Standards Board plans to revise the K-IFRS accordingly. The Controlling Company is monitoring the revision process.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(ii)	The following new and amended standards are not expected to have a significant impact on the Company’s separate financial statements.

•	Definition of materiality (K-IFRS No. 1001, ‘Presentation of Financial Statements’.)

•	Definition of accounting estimate (K-IFRS No. 1008, ‘Accounting Policies, Changes in Accounting Estimates and Errors’.)

•	Deferred taxes on assets and liabilities arising from a single transaction (K-IFRS No. 1012, ‘Income Taxes’.)

•	Disclosure of financial liabilities valuation gains and losses with exercise price adjustment conditions (K-IFRS No. 1001, ‘Presentation of Financial Statements’.)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Current assets
Cash and cash equivalents
Deposits	~~W~~	692,312	950,847
Deposits in banks
Restricted deposits (*)	~~W~~	42,804	76,913
Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Company’s investment plans upon the receipt of grants from Gyeongsangbuk-do

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others

(a)	Trade accounts and notes receivable as of December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Due from third parties	~~W~~	173,644	203,963
Due from related parties		2,302,276	4,847,873

	~~W~~	2,475,920	5,051,836

(b)	Other accounts receivable as of December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Current assets
Non-trade receivables, net (*)	~~W~~	133,991	77,147
Accrued income		1,125	2,792

	~~W~~	135,116	79,939

Non-current assets
Long-term non-trade receivables	~~W~~	13,364	5,122

	~~W~~	148,480	85,061

(*)

On May 16, 2022, Singapore International Arbitration Centre ruled related to Sharp’s patent contract in favor of the Company. Accordingly, compensation receivable in the amount of USD 95 million (~~W~~120,394 million) was recognized as non-trade receivables and reduction to cost of sales and other non-operating incomes and others. The balances of compensation receivable as of December 31, 2022 are USD 25 million (~~W~~31,982 million).

Due from related parties included in other accounts receivable, as of December 31, 2022 and 2021 are ~~W~~51,948 million and ~~W~~24,618 million, respectively.

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)	December 31, 2022
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	2,462,872	144,950	(200)	(1,362)
1-15 days past due		922	933	—	(9)
16-30 days past due		—	—	—	—
31-60 days past due		—	79	—	—
More than 60 days past due		12,355	3,936	(29)	(47)

	~~W~~	2,476,149	149,898	(229)	(1,418)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(In millions of won)	December 31, 2021
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	5,051,778	85,154	(11)	(1,423)
1-15 days past due		6	822	—	(6)
16-30 days past due		—	44	—	—
31-60 days past due		61	16	—	—
More than 60 days past due		2	521	—	(67)

	~~W~~	5,051,847	86,557	(11)	(1,496)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)	2022			2021
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the year	~~W~~	11	1,496	27	1,503
(Reversal of) bad debt expense		218	(78)	(16)	(7)

Balance at the end of the year	~~W~~	229	1,418	11	1,496

(d)	Other Current Assets as of December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Advanced payments	~~W~~	21,658	44,536
Prepaid expenses		51,822	46,720
Value added tax refundable		124,225	81,942
Right to recover returned goods		8,155	7,440

	~~W~~	205,860	180,638

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

6.	Other Financial Assets

Other financial assets as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Current assets
Financial assets at fair value through profit or loss
Convertible securities	~~W~~	—	1,573
Derivatives(*1)		119,417	12,741

	~~W~~	119,417	14,314

Cash flow hedging derivatives
Derivatives(*2)	~~W~~	—	905
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	—	27
Financial assets carried at amortized cost
Short-term loans	~~W~~	30,062	22,518

	~~W~~	149,479	37,764

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	10,484	3,096
Convertible securities		1,797	—
Derivatives(*1)		110,663	52,871

	~~W~~	122,944	55,967

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	—	21
Financial assets carried at amortized cost
Deposits	~~W~~	8,317	11,542
Long-term loans		58,806	19,939

	~~W~~	67,123	31,481

	~~W~~	190,067	87,469

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Company to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Company to hedge exchange rate risks with respect to forecast sales in foreign currency. The contracts are designated as hedging instruments.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

7.	Inventories

Inventories as of December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Finished goods	~~W~~	215,526	450,520
Work-in-process		1,049,489	943,586
Raw materials		578,704	641,047
Supplies		80,875	95,844

	~~W~~	1,924,594	2,130,997

For the years ended December 31, 2022 and 2021, the amount of inventories recognized as cost of sales including inventory write-downs are as follows:

(In millions of won)
	2022		2021
Inventories recognized as cost of sales	~~W~~	24,870,325	25,346,568
Inventory write-downs		189,197	169,870

There were no significant reversals of inventory write-downs recognized during the years ended December 31, 2022 and 2021.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

8.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)
			December 31, 2022			December 31, 2021
Subsidiaries	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sell display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell display products	100%		9,093	100%		9,093
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture and sell LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Provide janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou,China	Manufacture and sell display products	51%		723,086	51%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell display products	100%		218	100%		218
Global OLED Technology LLC	Sterling, U.S.A	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	Manufacture display products	100%		672,658	100%		672,658
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Manufacture and sell LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A	Invest in venture business and acquire technologies	100%		85,266	100%		52,129
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	Manufacture and sell display products	69%		1,794,547	69%		1,794,547
Money Market Trust	Seoul, Korea	Money market trust	—		—	100%		127,400

				~~W~~	4,759,541		~~W~~	4,853,804

(*)

During, 2022, the Company contributed ~~W~~33,137 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Company’s ownership percentage in LG DISPLAY FUND I LLC as a result of this additional investment.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

8.	Investments, Continued

(b)	Investments in associates consist of the following:

(In millions of won)
			December 31, 2022		December 31, 2021
Associates	Location	Business	Percentage of ownership	Book Value	Percentage of ownership	Book Value
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture glass for display	40%	~~W~~45,089	40%	~~W~~45,089
WooRee E&L Co., Ltd.	Ansan, South Korea	Manufacture LED back light unit packages	13%	11,424	13%	11,424
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	15%	10,000	15%	10,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell glass for display	14%	8,000	15%	8,000
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	Develop and manufacture tablet for kids	10%	—	10%	—
Cynora GmbH	Bruchsal Germany	Develop organic emitting materials for displays and lighting devices	11%	—	11%	—
Material Science Co., Ltd.(*1)	Seoul, South Korea	Develop, manufacture and sell materials for display	10%	3,650	10%	3,680
Nanosys Inc.(*2)	Milpitas, U.S.A.	Develop, manufacture and sell materials for display	—	—	4%	10,732

				~~W~~78,163		~~W~~88,925

(*1)	During 2022, the Company recognized an impairment loss of ~~W~~30 million as finance cost for the investments in Material Science Co., Ltd.
(*2)

During 2022, Nanosys Inc. was reclassified into the financial asset at fair value through profit or loss as the Company losses its right to appoint members of the board of directors due to the changes in contractual arrangement.

Although the Controlling Company’s respective share interests in WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividends income recognized from subsidiaries and associates for the years ended December 31, 2022 and 2021 amounted to ~~W~~122,303 million and ~~W~~8,318 million, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the year ended December 31, 2022 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction -in-progress (*1)	Right-of-use asset	Others (*2)	Total
Acquisition cost as of January 1, 2022	~~W~~	433,847	5,150,686	36,476,141	546,221	6,632,832	32,999	842,082	50,114,808
Accumulated depreciation as of January 1, 2022		—	(3,073,483)	(32,813,259)	(435,666)	—	(27,542)	(599,171)	(36,949,121)
Accumulated impairment loss as of January 1, 2022		—	(138,679)	(914,857)	(4,971)	(76,069)	(167)	(20,086)	(1,154,829)

Book value as of January 1, 2022	~~W~~	433,847	1,938,524	2,748,025	105,584	6,556,763	5,290	222,825	12,010,858

Additions		—	—	—	—	4,463,548	14,183	—	4,477,731
Depreciation		—	(208,409)	(1,397,691)	(43,137)	—	(13,339)	(197,717)	(1,860,293)
Disposals		(3,573)	—	(167,724)	(381)	—	—	(35,591)	(207,269)
Impairment loss(*3)		—	(42,185)	(33,230)	(2,763)	(252,486)	(254)	(8,456)	(339,374)
Others(*4)		45,771	186,310	1,135,474	43,901	(1,703,222)	(420)	255,377	(36,809)

Book value as of December 31, 2022	~~W~~	476,045	1,874,240	2,284,854	103,204	9,064,603	5,460	236,438	14,044,844

Acquisition cost as of December 31, 2022	~~W~~	476,045	5,265,179	36,539,468	554,850	9,393,158	40,702	926,870	53,196,272

Accumulated depreciation as of December 31, 2022	~~W~~	—	(3,210,075)	(33,383,114)	(445,727)	—	(34,895)	(669,004)	(37,742,815)

Accumulated impairment loss as of December 31, 2022	~~W~~	—	(180,864)	(871,500)	(5,919)	(328,555)	(347)	(21,428)	(1,408,613)

(*1)	As of December 31, 2022, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others mainly consist of tools and equipment.
(*3)

During 2022, Display (Large OLED) CGU were assessed for impairment, and impairment losses amounting to ~~W~~333,547 million are recognized as other non-operating expenses. Details of the impairment loss is explained in Note 10(d).

(*4)	Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

9.	Property, Plant and Equipment, Continued

(b)	Changes in property, plant and equipment for the year ended December 31, 2021 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Right-of-use asset	Others (*2)	Total
Acquisition cost as of January 1, 2021	~~W~~	442,822	4,816,013	36,778,107	492,022	5,096,488	27,680	762,013	48,415,145
Accumulated depreciation as of January 1, 2021		—	(2,775,252)	(31,787,378)	(416,215)	—	(22,001)	(515,671)	(35,516,517)
Accumulated impairment loss as of January 1, 2021		—	(66,993)	(990,421)	(5,028)	(76,637)	(247)	(22,629)	(1,161,955)

Book value as of January 1, 2021	~~W~~	442,822	1,973,768	4,000,308	70,779	5,019,851	5,432	223,713	11,736,673

Additions		—	—	—	—	2,429,895	12,500	—	2,442,395
Depreciation		—	(215,289)	(1,601,926)	(38,671)	—	(12,642)	(191,069)	(2,059,597)
Disposals		(8,975)	(17,655)	(23,527)	(9)	(6,898)	—	(40,448)	(97,512)
Impairment loss		—	(79)	(4,040)	(3)	620	—	(7,160)	(10,662)
Others(*3)		—	197,779	377,210	73,488	(886,705)	—	237,789	(439)

Book value as of December 31, 2021	~~W~~	433,847	1,938,524	2,748,025	105,584	6,556,763	5,290	222,825	12,010,858

Acquisition cost as of December 31, 2021	~~W~~	433,847	5,150,686	36,476,141	546,221	6,632,832	32,999	842,082	50,114,808

Accumulated depreciation as of December 31, 2021	~~W~~	—	(3,073,483)	(32,813,259)	(435,666)	—	(27,542)	(599,171)	(36,949,121)

Accumulated impairment loss as of December 31, 2021	~~W~~	—	(138,679)	(914,857)	(4,971)	(76,069)	(167)	(20,086)	(1,154,829)

(*1)	As of December 31, 2021, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others mainly consist of tools and equipment.
(*3)	Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

(c)	Capitalized borrowing costs and capitalization rate for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Capitalized borrowing costs	~~W~~	142,980	34,318
Capitalization rate		3.12%	2.69%

(d)	The company provides a portion of property, plant and equipment as an operating lease. During 2022, rental income from property, plant and equipment is ~~W~~2,066 million (2021, ~~W~~1,803 million).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

10.	Intangible Assets and Non-financial Asset Impairment

(a)	Changes in intangible assets for the year ended December 31, 2022 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Develop- ment costs	Construction- in-progress	Customer relation-ships	Technology	Good will	Others (*2)	Total
Acquisition cost as of January 1, 2022	~~W~~	1,573,815	1,093,251	30,267	1,771,383	18,309	59,176	12,763	72,588	13,080	4,644,632
Accumulated amortization as of January 1, 2022		(718,807)	(910,855)	—	(1,318,476)	—	(37,491)	(11,243)	—	(13,080)	(3,009,952)
Accumulated impairment loss as of January 1, 2022		(21,484)	(8,353)	(1,659)	(63,692)	—	(21,685)	—	(57,995)	—	(174,868)

Book value as of January 1, 2022	~~W~~	833,524	174,043	28,608	389,215	18,309	—	1,520	14,593	—	1,459,812
Additions - internally developed		—	—	—	502,755	—	—	—	—	—	502,755
Additions - external purchases		187,087	9,304	6,960	—	86,363	—	—	—	—	289,714
Amortization (*1)		(161,141)	(81,766)	—	(272,102)	—	—	(168)	—	—	(515,177)
Disposals		—	(977)	(10,608)	—	—	—	—	—	—	(11,585)
Impairment loss (*3)(*4)		(29,553)	(6,051)	(42)	(54,649)	—	—	(43)	—	—	(90,338)
Transfer from construction-in-progress		—	76,503	—	—	(76,503)	—	—	—	—	—

Book value as of December 31, 2022	~~W~~	829,917	171,056	24,918	565,219	28,169	—	1,309	14,593	—	1,635,181

Acquisition cost as of December 31, 2022	~~W~~	1,757,282	1,160,702	26,619	2,016,477	28,169	59,176	12,763	72,588	13,080	5,146,856

Accumulated amortization as of December 31, 2022	~~W~~	(878,767)	(975,411)	—	(1,358,446)	—	(37,491)	(11,411)	—	(13,080)	(3,274,606)

Accumulated impairment loss as of December 31, 2022	~~W~~	(48,598)	(14,235)	(1,701)	(92,812)	—	(21,685)	(43)	(57,995)	—	(237,069)

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.
(*3)

During 2022, Display (Large OLED) CGU were assessed for impairment, and impairment losses amounting to ~~W~~55,713 million are recognized as other non-operating expenses. The impairment amount is allocated to development costs, intellectual property rights and others. Details of the impairment loss is explained in Note 10(d).

(*4)	The Company recognized an impairment loss amounting to ~~W~~33,386 million for development projects which are not likely to generate revenue.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

10.	Intangible Assets and Non-financial Asset Impairment, Continued

(b)	Changes in intangible assets for the year ended December 31, 2021 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Development costs	Construction- in-progress	Customer relationships	Technology	Good will	Others (*2)	Total
Acquisition cost as of January 1, 2021	~~W~~	979,514	1,041,468	38,915	2,865,264	10,117	59,176	11,074	72,588	13,082	5,091,198
Accumulated amortization as of January 1, 2021		(577,290)	(882,407)	—	(2,352,680)	—	(37,491)	(11,074)	—	(13,082)	(3,874,024)
Accumulated impairment loss as of January 1, 2021		(21,573)	(8,408)	(9,451)	(210,631)	—	(21,685)	—	(57,995)	—	(329,743)

Book value as of January 1, 2021	~~W~~	380,651	150,653	29,464	301,953	10,117	—	—	14,593	—	887,431
Additions - internally developed		—	—	—	362,897	—	—	—	—	—	362,897
Additions - external purchases		613,963	17,380	742	—	95,435	—	1,689	—	—	729,209
Amortization (*1)		(161,000)	(81,231)	—	(230,891)	—	—	(169)	—	—	(473,291)
Disposals		—	—	(2,750)	—	—	—	—	—	—	(2,750)
Impairment loss (*3)		(90)	(2)	—	(29,396)	—	—	—	—	—	(29,488)
Reversal of impairment loss		—	—	1,152	—	—	—	—	—	—	1,152
Transfer from construction-in-progress		—	87,243	—	(15,348)	(87,243)	—	—	—	—	(15,348)

Book value as of December 31, 2021	~~W~~	833,524	174,043	28,608	389,215	18,309	—	1,520	14,593	—	1,459,812

Acquisition cost as of December 31, 2021	~~W~~	1,573,815	1,093,251	30,267	1,771,383	18,309	59,176	12,763	72,588	13,080	4,644,632

Accumulated amortization as of December 31, 2021	~~W~~	(718,807)	(910,855)	—	(1,318,476)	—	(37,491)	(11,243)	—	(13,080)	(3,009,952)

Accumulated impairment loss as of December 31, 2021	~~W~~	(21,484)	(8,353)	(1,659)	(63,692)	—	(21,685)	—	(57,995)	—	(174,868)

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.
(*3)	The Company recognized an impairment loss amounting to ~~W~~29,396 million for development projects which are not likely to generate revenue.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

10.	Intangible Assets and Non-financial Asset Impairment, Continued

(c)	Development costs and Intellectual property rights as of December 31, 2022 and 2021 are as follows:

Development costs

(i)	As of December 31, 2022

(In millions of won)
Classification	Product type	Book Value
Development completed	TV	~~W~~	55,187
	IT		24,684
	Mobile and others		199,552

		~~W~~	279,423

Development in process	TV	~~W~~	60,376
	IT		100,380
	Mobile and others		125,040

		~~W~~	285,796

		~~W~~	565,219

(ii) As of December 31, 2021

(In millions of won)
Classification	Product type	Book Value
Development completed	TV	~~W~~	27,371
	IT		31,935
	Mobile and others		76,644

		~~W~~	135,950

Development in process	TV	~~W~~	73,667
	IT		66,904
	Mobile and others		112,694

		~~W~~	253,265

		~~W~~	389,215

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

10.	Intangible Assets and Non-financial Asset Impairment, Continued

Intellectual property rights

(i)	As of December 31, 2022

(In millions of won and in years)
Classification	Category	Book Value		Remaining amortization period (*1)
Patent	Direct additions	~~W~~	196,701	7.2
	Licenses agreement(*2)		631,301	6.4

		~~W~~	828,002

Other			1,915	3.6

		~~W~~	829,917

(*1)	Weighted average of the remaining useful life at the end of the reporting period as each patent has a different remaining amortization period.
(*2)	The Company’s rights under contracts with the patent company.

(ii)	As of December 31, 2021

(In millions of won and in years)
Classification	Category	Book Value		Remaining amortization period (*1)
Patent	Direct additions	~~W~~	119,647	5.3
	Licenses agreement(*2)		713,015	6.6

		~~W~~	832,662

Other			862	3.5

		~~W~~	833,524

(*1)	Weighted average of the remaining useful life at the end of the reporting period as each patent has a different remaining amortization period.
(*2)	The Company’s rights under contracts with the patent company.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

10.	Intangible Assets and Non-financial Asset Impairment, Continued

(d)	Impairment assessment on CGU

(i) Changes in Cash Generating Unit (“CGU”)

During 2022, the Company distinguished Display (Large OLED) CGU as a separate CGU from the existing Display CGU due to withdrawal of the domestic LCD TV business and the reorganization of the related businesses. As of December 31, 2022, the Company’s cash-generating units consist of Display CGU, Display (Large OLED) CGU and Display (AD PO) CGU. For investment in subsidiaries, investment as a whole including the goodwill was assessed for indication of impairment and no impairment loss was recognized

The carrying amount of goodwill allocated to Display CGU is as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Display CGU	~~W~~	14,593	14,593

(ii) Impairment assessment on CGU

As of December 31, 2022, the Company performed impairment tests for Display CGU and Display (Large OLED) CGU. No impairment test was performed for Display (AD PO) CGU, impairment loss for which was initially recognized in 2019, as there was no indicator of impairment or reversal identified during 2022.

The recoverable amount of each CGU is determined based on its value in use. Value in use is calculated using the estimated cash flow based on 5-year business plan approved by management. The estimated revenue and operating expenditures of the Company’s products used in the forecast was determined considering external sources and the Company’s past experience. Management estimated the future cash flows based on its past performance and forecasts on market growth. The key assumptions used in the estimation of value in use for Display CGU and Display (Large OLED) CGU include revenue and operating expenditures for the forecast period, growth rates for subsequent years (“terminal growth rate”), and discount rate. Terminal growth rate and the discount rate used in the estimation of value in use are as follows.

	Pre-tax discount rate(*)	Post-tax discount rate(*)	Terminal growth rate
2022
Display CGU	10.8%	9.0%	1.0%
Display (Large OLED) CGU	10.5%	9.0%	1.0%

2021
Display CGU	10.5%	8.4%	1.0%

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

10.	Intangible Assets and Non-financial Asset Impairment, Continued

(d)	Impairment assessment on CGU, Continued

(*)

The discount rate was calculated using the weighted average cost of equity capital and debt and the beta of equity capital was calculated as the average of five global listed companies in the same industry and the Company. Cost of debt was calculated using the yield rate of non-guaranteed corporate bond considering the Company’s credit rating and debt ratio was determined using the average of the debt ratios of the five global listed companies in the same industry and the Company. The Group calculates the value in use of each CGU using post-tax cash flows and a post-tax discount rate, and the result is not significantly different from the value in use calculated using pre-tax cash flows and pre-tax discount rate.

As a result of impairment assessment on Display CGU, the Company concluded that there was no impairment to Display CGU. As a result of impairment test due to unfavorable changes in the business environment in Display (Large OLED) CGU, the carrying amount of the Company’s assets for the Display (Large OLED) CGU exceeds the recoverable amount and an impairment loss of ~~W~~389,260 million was recognized as other non-operating expense for the year ended December 31, 2022. The value in use determined for this CGU is sensitive to the discount rate and terminal growth rate used in the discounted cash flow model.

11.	Investment Property

(a)	Changes in investment property for the year ended December 31, 2022 are as follows:

(In millions of won)	2022
Book value as of January 1, 2022	~~W~~	—
Transfer from property, plant and equipment		36,809
Depreciation		(804)
Impairment loss		(7,736)

Book value as of December 31, 2022	~~W~~	28,269

(b)	During 2022, rental income from investment property is ~~W~~358 million.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

12.	Financial Liabilities

(a)	Financial liabilities as of December 31, 2022 and 2021 are as follows:

(In millions of won)	December 31, 2022		December 31, 2021
Current
Short-term borrowings	~~W~~	1,952,289	—
Current portion of long-term borrowings and bonds		2,038,338	2,529,388
Current portion of payment guarantee liabilities		5,877	3,462
Derivatives(*1)		14,443	8,594
Cash flow hedging derivatives(*2)		—	13,400
Lease liabilities		3,099	2,852

	~~W~~	4,014,046	2,557,696

Non-current
Won denominated borrowings	~~W~~	1,644,602	2,173,500
Foreign currency denominated borrowings		2,293,813	1,861,235
Bonds		1,132,098	995,976
Payment guarantee liabilities		13,364	2,746
Derivatives(*1)		32,965	2,331
Lease liabilities		2,853	2,367

	~~W~~	5,119,695	5,038,155

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Company to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Company to hedge exchange rate risks with respect to forecast sales in foreign currency. The contracts are designated as hedging instruments.

(b)	Short-term borrowings as of December 31, 2022 and 2021 are as follows.

(In millions of won and USD)
Lender	Annual interest rate as of December 31, 2022 (%)	December 31, 2022		December 31, 2021
The Export-Import bank of Korea and others	2.13~6.01	~~W~~	1,952,289	—
Foreign currency equivalent			USD 901	—

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

12.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of December 31, 2022 and 2021 are as follows :

(In millions of won)
Lender	Annual interest rate as of December 31, 2022 (%)	December 31, 2022		December 31, 2021
Korea Development Bank and others	1.90~5.30		2,986,102	2,785,000
Less current portion of long-term borrowings			(1,341,500)	(611,500)

		~~W~~	1,644,602	2,173,500

(d)	Foreign currency denominated long-term borrowings as of December 31, 2022 and 2021 are as follows :

(In millions of won and USD)
Lender	Annual interest rate as of December 31, 2022 (%)	December 31, 2022		December 31, 2021
KEB Hana Bank and others	1.82 ~ 6.86	~~W~~	2,674,003	2,163,538

Foreign currency equivalent			USD 2,110	USD 1,825
Less current portion of long-term borrowings			(380,190)	(302,303)

		~~W~~	2,293,813	1,861,235

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

12.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of December 31, 2022 and 2021 are as follows :

(In millions of won and USD)
	Maturity	Annual interest rate as of December 31, 2022 (%)	December 31, 2022		December 31, 2021
Won denominated bonds at amortized cost(*1)
Publicly issued bonds	February 2023~ February 2027	2.29~3.66	~~W~~	1,215,000	1,320,000
Privately issued bonds	May 2025~ May 2033	3.25~4.25		110,000	160,000
Less discount on bonds				(2,927)	(2,534)
Less current portion				(189,975)	(599,825)

			~~W~~	1,132,098	877,641

Foreign currency denominated bonds at amortized cost(*2)
Privately issued bonds	April 2023	5.88	~~W~~	126,730	118,550
Foreign currency equivalent				USD 100	USD 100
Less discount on bonds				(57)	(215)
Less current portion				(126,673)	—

			~~W~~	—	118,335

Financial liabilities at fair value through profit or loss
Foreign currency denominated convertible bonds(*3)	August 2024	1.50	~~W~~	—	1,015,760
Foreign currency equivalent				—	USD 857
Less current portion				—	(1,015,760)

			~~W~~	—	—

			~~W~~	1,132,098	995,976

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.
(*3)

USD 667 million was redeemed upon the bondholders’ exercise of their put option, and the remaining outstanding balance(USD 21 million) was fully redeemed upon the Company’s exercise of it early redemption right.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

12.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued in 2019 and early redeemed during the year ended December 31, 2022 are as follows:

(In won, USD)
Description
Type	Unsecured foreign currency denominated convertible bonds

Issuance amount	USD 687,800,000

Annual interest rate (%)	1.50

Issuance date	August 22, 2019

Maturity date	August 22, 2024

Interest payment	Payable semi-annually in arrear until maturity date

Principal redemption

1.  Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2.  Early redemption: The Company has a right to redeem before maturity (call option) or the bondholders have a right to require the Company to redeem before maturity (put option). At exercise of each option, the outstanding principal amount together with accrued but unpaid interest are to be redeemed.

Conversion price	~~W~~ 19,165 per common share (subject to adjustment based on diluted effects of certain events)

Conversion period	From August 23, 2020 to August 12, 2024

Redemption at the option of the issuer (Call option)

-   On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

-   The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

-   In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)	On the third anniversary from the issuance date

The Company designated the convertible bonds as financial liabilities at fair value through profit or loss and recognized the change in fair value in profit or loss.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

13.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

The defined benefit plans expose the Company to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Present value of partially funded defined benefit obligations	~~W~~	1,595,629	1,678,148
Fair value of plan assets		(2,043,150)	(1,746,424)

	~~W~~	(447,521)	(68,276)

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Defined benefit obligations at January 1	~~W~~	1,678,148	1,392,293
Current service cost		171,753	148,430
Interest cost		59,104	35,902
Remeasurements (before tax)		(195,908)	205,318
Benefit payments		(116,105)	(100,997)
Net transfers from (to) related parties		(1,363)	(2,798)

Defined benefit obligations at December 31	~~W~~	1,595,629	1,678,148

Weighted average remaining maturity of defined benefit obligations as of December 31, 2022 and 2021 are 12.95 years and 15.63 years, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

13.	Employee Benefits, Continued

(c)	Changes in fair value of plan assets for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Fair value of plan assets at January 1	~~W~~	1,746,424	1,617,290
Expected return on plan assets		64,378	41,797
Remeasurements (before tax)		(30,044)	(15,483)
Contributions by employer directly to plan assets		370,000	200,000
Benefit payments		(107,608)	(97,180)

Fair value of plan assets at December 31	~~W~~	2,043,150	1,746,424

The estimated contributions payable in the following financial year is ~~W~~204,867 million.

(d)	Plan assets as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Guaranteed deposits in banks	~~W~~	2,043,150	1,746,424

As of December 31, 2022, the Company maintains the plan assets primarily with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

(e)	Expenses related to defined benefit plans recognized in profit or loss for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Current service cost	~~W~~	171,753	148,430
Net interest cost		(5,274)	(5,895)

	~~W~~	166,479	142,535

Expenses are recognized in the separate statements of comprehensive income (loss) as follows:

(In millions of won)
	2022		2021
Cost of sales	~~W~~	128,706	110,750
Selling expenses		7,585	6,250
Administrative expenses		17,431	15,171
Research and development expenses		12,757	10,364

	~~W~~	166,479	142,535

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

13.	Employee Benefits, Continued

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Balance at January 1	~~W~~	(125,167)	38,196
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		(83,376)	(124,974)
Demographic assumptions		(8,020)	(7,206)
Financial assumptions		287,304	(73,138)
Return on plan assets		(30,044)	(15,483)

	~~W~~	165,864	(220,801)

Income tax	~~W~~	(43,503)	57,438

Balance at December 31	~~W~~	(2,806)	(125,167)

(g)	Principal actuarial assumptions as of December 31, 2022 and 2021 (expressed as weighted averages) are as follows:

	December 31, 2022	December 31, 2021
Expected rate of salary increase	4.7%	3.7%
Discount rate for defined benefit obligations	5.4%	3.1%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2022	December 31, 2021
Teens	Males	0.00%	0.00%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Forties	Males	0.02%	0.02%
	Females	0.01%	0.01%
Fifties	Males	0.04%	0.04%
	Females	0.02%	0.02%

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

13.	Employee Benefits, Continued

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2022:

(In millions of won)
	Defined benefit obligations
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(178,526)	211,370
Expected rate of salary increase		220,949	(188,732)

14.	Provisions

Changes in provisions for the year ended December 31, 2022 are as follows:

(In millions of won)
	Litigation and claims		Warranties (*)	Others	Total
Balance at January 1, 2022	~~W~~	—	255,560	9,247	264,807
Additions (reversal)		1,680	205,630	(815)	206,495
Usage		—	(213,053)	—	(213,053)

Balance at December 31, 2022	~~W~~	1,680	248,137	8,432	258,249

Current	~~W~~	1,680	161,980	8,432	172,092
Non-current	~~W~~	—	86,157	—	86,157

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims and costs per claim to satisfy the Company’s warranty obligation.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

15.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Company and other TFT-LCD manufacturers alleging violations of EU competition law. While the Company continues its vigorous defense of the various pending proceedings described above, as of December 31, 2022, the Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Others

The Company is involved in various lawsuits and disputes in addition to the pending proceedings described above. The Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 950 million (~~W~~1,203,935 million) in connection with the Company’s export sales transactions with its subsidiaries. As of December 31, 2022, the short-term borrowings that are outstanding but past due in connection with these agreements is ~~W~~380,877 million. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of USD 315 million (~~W~~399,200 million) in connection with its domestic and export sales transactions and, as of December 31, 2022, ~~W~~57,843 million accounts and notes receivable sold to Shinhan Bank were outstanding in connection with the agreement. In connection with the contract above, the Company has sold its accounts receivable without recourse.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

15.	Contingent Liabilities and Commitments, Continued

Letters of credit

As of December 31, 2022, the Company entered into agreements with financial institutions in relation to the opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of won, USD and CNY)
	Contractual amount	KRW equivalent
KEB Hana Bank	USD 150	~~W~~	190,095
Sumitomo Mitsui Banking Corporation	USD 100		126,730
Industrial Bank of Korea	USD 200		253,460
Industrial and Commercial Bank of China	USD 150		190,095
Shinhan Bank	USD 270		342,171
KB Kookmin Bank	USD 100		126,730
MUFG Bank	USD 150		190,095
The Export–Import Bank of Korea	USD 100		126,730
Citibank Korea	USD 100		126,730

	USD 1,320	~~W~~	1,672,836

Payment guarantees

The Company provides payment guarantees to LG Display Vietnam Haiphong Co., Ltd. in connection with the principal amount of term loan credit facilities amounting to USD 1,407 million (~~W~~1,782,669 million).

License agreements

As of December 31 2022, the Company has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreement with Universal Display Corporation and others in relation to its OLED business. Also, the Company has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of December 31 2022.

Commitments for asset acquisition

The Company’s commitments in relation to capital expenditures on property, plant and equipment and intangible assets as of December 31, 2022 are ~~W~~530,717 million.

16.	Share Capital and Share Premium

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2022 and December 31, 2021 the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2021 to December 31, 2022

The Company’s capital surplus consists of share premium. There have been no changes in share premium from January 1, 2021 to December 31, 2022

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

17.	Retained earnings and Reserves

(a)	Retained earnings as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Legal reserve	~~W~~	235,416	212,158
Other reserve		68,251	68,251
Defined benefit plan actuarial income (loss)		(2,806)	(125,167)
Unappropriated retained earnings		3,009,386	6,456,611

	~~W~~	3,310,247	6,611,853

(b)	For the years ended December 31, 2022 and 2021, details of the Company’s appropriations of retained earnings are as follows:

(In millions of won, except for cash dividend per common stock)
	2022		2021
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	~~W~~	6,200,773	5,904,438
Profit(Loss) for the year		(3,191,387)	552,173

		3,009,386	6,456,611
Appropriation of retained earnings (*)
Earned surplus reserve		—	23,258
Cash dividend (Dividend per share (Dividend ratio) 2021: ~~W~~650 (13% of par value))		—	232,580

		—	255,838

Unappropriated retained earnings carried forward to the following year	~~W~~	3,009,386	6,200,773

(*)	Expected date of appropriation for the year ended December 31, 2022 is March 21, 2023 and the date of appropriation for the year ended December 31, 2021 is March 23, 2022.

(c)	Reserves

Reserves as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Gain or loss on valuation of derivatives(*)	~~W~~	—	(9,227)

(*)	Gain or loss on valuation of derivatives is the effective portion of the gain or losses from derivatives to which cash flow hedging accounting has been applied.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

18.	Revenue

Details of revenue for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Sales of goods	~~W~~	24,312,253	28,307,144
Royalties		9,600	29,706
Others		22,275	28,064
Hedging loss		(212,956)	—

	~~W~~	24,131,172	28,364,914

19.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Changes in inventories	~~W~~	206,403	(712,875)
Purchases of raw materials, merchandise and others		8,281,617	9,262,023
Depreciation and amortization		2,376,274	2,532,888
Outsourcing		10,480,070	10,712,848
Labor		2,566,328	2,826,561
Supplies and others		857,748	843,200
Utility		806,753	717,347
Fees and commissions		491,394	445,531
Shipping		55,892	78,566
Advertising		107,934	125,992
Warranty		205,630	183,193
Travel		59,774	54,754
Taxes and dues		71,901	63,502
Impairment loss on property, plant and equipment		339,374	10,662
Impairment loss on intangible assets		92,313	29,488
Others		856,669	563,131

	~~W~~	27,856,074	27,736,811

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

20.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Salaries	~~W~~	234,224	265,397
Expenses related to defined benefit plans		25,146	21,530
Other employee benefits		54,896	53,857
Shipping		27,221	53,955
Fees and commissions		197,198	167,244
Depreciation		122,480	137,906
Taxes and dues		3,981	3,351
Advertising		107,934	125,992
Warranty		205,630	183,193
Insurance		8,863	8,755
Travel		13,873	4,681
Training		11,670	12,261
Others		86,998	55,116

	~~W~~	1,100,114	1,093,238

21.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Salaries and wages	~~W~~	2,187,407	2,423,319
Other employee benefits		340,295	337,808
Contributions to National Pension plan		76,378	68,177
Expenses related to defined benefit plans and defined contribution plans		167,638	143,382

	~~W~~	2,771,718	2,972,686

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

22.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Foreign currency gain	~~W~~	2,185,566	852,692
Gain on disposal of property, plant and equipment		27,361	24,647
Gain on disposal of intangible assets		—	196
Reversal of impairment loss on intangible assets		1,975	1,152
Rental income		2,066	1,803
Others		49,852	8,923

	~~W~~	2,266,820	889,413

(b)	Details of other non-operating expenses for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Foreign currency loss	~~W~~	2,075,449	786,766
Loss on disposal of property, plant and equipment		53,904	49,871
Impairment loss on property, plant and equipment		339,374	10,662
Loss on disposal of intangible assets		193	—
Impairment loss on intangible assets		92,313	29,488
Impairment loss on investments		7,736	—
Donations		1,507	422
Others		28,412	3,385

	~~W~~	2,598,888	880,594

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

23.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Finance income
Interest income	~~W~~	11,825	2,511
Dividend income		122,303	8,318
Foreign currency gain		87,321	23,684
Reversal of impairment loss on investments		—	5,956
Gain on transaction of derivatives		49,503	9,393
Gain on valuation of derivatives		193,571	234,742
Gain on valuation of financial assets at fair value through profit or loss		1,284	2,193
Gain on valuation of financial liabilities at fair value through profit or loss		220,240	—
Others	~~W~~	5,454	4,868

		691,501	291,665

Finance costs
Interest expense	~~W~~	188,755	224,537
Foreign currency loss		309,142	309,940
Loss on repayment of borrowings		2,672	250
Loss on disposal of investments		112	—
Impairment loss on investments		29	2,720
Loss on sale of trade accounts and notes receivable		645	128
Loss on valuation of financial assets at fair value through profit or loss		4,442	195
Loss on valuation of financial liabilities at fair value through profit or loss		—	68,421
Loss on transaction of derivatives		359	1,049
Loss on valuation of derivatives		65,585	21,795
Others		746	181

	~~W~~	572,487	629,216

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

24.	Income Tax Expense (Benefit)

(a)	Details of income tax expense (benefit) for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Current tax expense (benefit)
Current year	~~W~~	8,416	4,089
Adjustment for prior years		(9,622)	42,854

	~~W~~	(1,206)	46,943
Deferred tax expense (benefit)
Origination and reversal of temporary differences and others	~~W~~	(679,687)	(167,864)
Change in unrecognized deferred tax assets(*)		457,763	(38,053)

	~~W~~	(221,924)	(205,917)

Income tax benefit	~~W~~	(223,130)	(158,974)

(*)

Due to the impact of the 2022 tax law amendments and changes in estimates of future taxable income, Change in unrecognized deferred tax assets consist of effect from reducing previously recognized deferred tax assets in relation to tax credit carry forwards.

(b)	Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)	2022				2021
	Before tax		Tax expense	Net of tax	Before tax	Tax expense	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	165,864	(43,503)	122,361	(220,801)	57,438	(163,363)
Gain (loss) on valuation of derivatives		12,495	(3,268)	9,227	(12,495)	3,268	(9,227)

	~~W~~	178,359	(46,771)	131,588	(233,296)	60,706	(172,590)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

24.	Income Tax Expense (Benefit), Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2022 and 2021 is as follows:

(In millions of won)	2022			2021
Profit(loss) for the year	~~W~~		(3,191,387)		552,173
Income tax benefit			(223,130)		(158,974)

Profit(loss) before income tax			(3,414,517)		393,199

Income tax expense(benefit) using the Company’s statutory tax rate		23.03%	(786,363)	26.16%	102,861
Non-deductible expenses		(0.07%)	2,548	0.18%	691
Tax credits		3.83%	(130,811)	(14.35%)	(56,439)
Change in unrecognized deferred tax assets(*1)		(13.41%)	457,763	(9.68%)	(38,053)
Adjustment for prior years(*2)		(1.40%)	47,790	(32.84%)	(129,112)
Effect on change in tax rate		(5.69%)	194,375	(9.83%)	(38,666)
Others		0.25%	(8,432)	(0.07%)	(256)

Income tax benefit	~~W~~		(223,130)		(158,974)

Effective tax rate			(*3)		(*3)

(*1)

Due to the impact of the 2022 tax law amendments and changes in estimates of future taxable income, Change in unrecognized deferred tax assets consist of effect from reducing previously recognized deferred tax assets in relation to tax credit carry forwards

(*2)	Adjustment for prior years in 2022 and 2021 consist of expected amount adjusted for transfer price investigation for prior periods and others.
(*3)	Actual effective tax rate are not calculated due to income tax benefit.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

25.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2022, in relation to the taxable temporary differences on investments in subsidiaries amounting to ~~W~~308,402 million, the Company did not recognize deferred tax liabilities since the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

As of December 31, 2022, the amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	Total		December 31, 2025	December 31, 2026	December 31, 2027	December 31, 2028	December 31, 2029	December 31, 2030	December 31, 2031	December 31, 2032
Tax credit carryforwards	~~W~~	660,670	7,302	18,511	143,815	88,847	106,762	61,506	77,721	156,206

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

25.	Deferred Tax Assets and Liabilities, Continued

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December 31, 2022		December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Other accounts receivable, net	~~W~~	—	—	(2,009)	(16)	(2,009)	(16)
Inventories, net		35,562	34,248	—	—	35,562	34,248
Defined benefit liabilities		—	—	(95,850)	(26,642)	(95,850)	(26,642)
Accrued expenses		106,398	241,238	—	—	106,398	241,238
Property, plant and equipment		420,455	462,577	—	—	420,455	462,577
Intangible assets		22,093	15,886	—	—	22,093	15,886
Provisions		57,210	68,893	—	—	57,210	68,893
Other temporary differences		23,881	68,349	(26,008)	(2,095)	(2,127)	66,254
Tax loss carryforwards		1,700,860	886,467	—	—	1,700,860	886,467
Tax credit carryforwards		170,971	489,505	—	—	170,971	489,505

Deferred tax assets (liabilities)	~~W~~	2,537,430	2,267,163	(123,867)	(28,753)	2,413,563	2,238,410

Realization of deferred tax assets related to unused tax losses and tax credit carryforwards is affected by changes in future taxable income resulting from sales and operating expenditures will be generated prior to their expiration.

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)	January 1, 2021		Profit or loss	Other comprehensive income	December 31, 2021	Profit or loss	Other comprehensive loss	December 31, 2022
Other accounts receivable, net	~~W~~	(13)	(3)	—	(16)	(1,993)	—	(2,009)
Inventories, net		38,700	(4,452)	—	34,248	1,314	—	35,562
Defined benefit liabilities, net		(35,617)	(48,463)	57,438	(26,642)	(25,705)	(43,503)	(95,850)
Accrued expenses		115,762	125,476	—	241,238	(134,840)	—	106,398
Property, plant and equipment		476,162	(13,585)	—	462,577	(42,122)	—	420,455
Intangible assets		16,226	(340)	—	15,886	6,207	—	22,093
Provisions		70,125	(1,232)	—	68,893	(11,683)	—	57,210
Other temporary differences		79,540	(16,554)	3,268	66,254	(65,113)	(3,268)	(2,127)
Tax loss carryforwards		819,133	67,334	—	886,467	814,393	—	1,700,860
Tax credit carryforwards		391,769	97,736	—	489,505	(318,534)	—	170,971

Deferred tax assets (liabilities)	~~W~~	1,971,787	205,917	60,706	2,238,410	221,924	(46,771)	2,413,563

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

26.	Profit(Loss) per Share

(a)	Basic earnings(loss) per share for the years ended December 31, 2022 and 2021 are as follows:

(In won and No. of shares)	2022		2021
Profit(loss) for the year	~~W~~	(3,191,386,595,440)	552,173,088,265
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Basic earnings(loss) per share	~~W~~	(8,919)	1,543

For the years ended December 31, 2022 and 2021, there were no events or transactions that resulted in changes in the number of common stocks used for calculating basic earnings(loss) per share.

(b)	Diluted loss per share for the year ended December 31, 2022

Diluted loss per share is not different from basic loss per share as there is no dilution effects of potential common stocks for the year ended December 31, 2022. As of December 31, 2022, the convertible bonds have been redeemed in full.

Diluted earnings per share for the year ended December 31, 2021 are as follows:

(In won and number of shares)
	2021
Profit for the year	~~W~~	552,173,088,265
Adjustments:
Interest expenses of convertible bond, net of income tax		11,382,390,353
Loss on fair value valuation of convertible bond, net of income tax		50,521,798,972
Diluted profit for the year		614,077,277,590
Weighted-average number of common stocks outstanding after adjustment		398,804,698

Diluted earnings per share	~~W~~	1,540

Weighted-average number of common stocks outstanding, after adjustment, for measurement of diluted earnings per share is determined as follows:

(Number of shares)	2021
Weighted-average number of common stocks outstanding	357,815,700
Adjustment : Number of common stocks to be issued from conversion	40,988,998

Weighted-average number of common stocks outstanding, after adjustment	398,804,698

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

The Company adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Company manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of December 31, 2022 and 2021 is as follows:

(In millions)	December 31, 2022
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	457	—	—	1	—
Trade accounts and notes receivable	1,906	217	—	—	—
Other accounts receivables	75	112	—	—	3
Short-term loans	30	—	—	—	—
Trade accounts and notes payable	(5,451)	(4,041)	—	—	—
Other accounts payable	(593)	(18,611)	(1)	—	(6)
Financial liabilities	(3,111)	—	—	—	—

	(6,687)	(22,323)	(1)	1	(3)

Cross currency interest rate swap contracts(*)	2,430	—	—	—	—

Net exposure	(4,257)	(22,323)	(1)	1	(3)

(*)

Of cross currency interest rate swap contracts, USD 700 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,730 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds

(In millions)	December 31, 2021
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	800	80	4	1	—
Trade accounts and notes receivable	4,167	4,462	—	—	—
Other accounts receivables	47	70	22	—	—
Trade accounts and notes payable	(4,014)	(8,296)	—	—	—
Other accounts payable	(1,144)	(4,274)	—	—	(3)
Financial liabilities	(2,782)	—	—	—	—

	(2,926)	(7,958)	26	1	(3)

Cross currency interest rate swap contracts(*)	1,545	—	—	—	—

Net exposure	(1,381)	(7,958)	26	1	(3)

(*)

Of cross currency interest rate swap contracts, USD 100 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,445 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

Average exchange rates applied for the years ended December 31, 2022 and 2021 and the exchange rates at December 31, 2022 and December 31, 2021 are as follows:

(In won)	Average rate			Reporting date spot rate
	2022		2021	December 31, 2022		December 31, 2021
USD	~~W~~	1,291.15	1,144.10	~~W~~	1,267.30	1,185.50
JPY		9.85	10.42		9.53	10.30
CNY		191.60	177.36		181.44	186.26
PLN		289.78	296.51		288.70	292.11
EUR		1,357.29	1,353.25		1,351.20	1,342.34

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of December 31, 2022 and 2021, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2022			December 31, 2021
	Equity		Profit or loss	Equity		Profit or loss
USD (5 percent weakening)	~~W~~	(207,623)	(207,623)	~~W~~	(60,445)	(60,445)
JPY (5 percent weakening)		(8,189)	(8,189)		(3,027)	(3,027)
CNY (5 percent weakening)		(7)	(7)		179	179
PLN (5 percent weakening)		11	11		11	11
EUR (5 percent weakening)		(156)	(156)		(149)	(149)

A stronger won against the above currencies as of December 31, 2022 and 2021 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

iii)	Derivatives for cash flow hedge

In relation to forecast export transactions, the Company used derivative instruments to hedge fluctuations in future cash flows due to foreign currency exchange rate changes. There is no derivative with cash flow hedging accounting as December 31, 2022. The amount which have been reclassified from reserve to profit (revenue) for the year ended December 31, 2022 is ~~W~~212,956 million as a result of realization of forecast export transactions.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(ii)	Interest rate risk

Interest rate risk arises principally from the Company’s variable interest-bearing bonds and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Company entered into cross currency interest rate swap contracts amounting to USD 1,730 million (~~W~~2,192,429 million) and interest rate swap contracts amounting to ~~W~~470,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of December 31, 2022 and 2021 is as follows:

(In millions of won)	December 31, 2022		December 31, 2021
Fixed rate instruments
Financial assets	~~W~~	735,116	1,027,808
Financial liabilities		(5,843,924)	(5,145,326)

	~~W~~	(5,108,808)	(4,117,518)

Variable rate instruments
Financial liabilities	~~W~~	(3,217,216)	(2,414,773)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of December 31, 2022 and 2021, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
December 31, 2022
Variable rate instruments(*)	~~W~~	(4,270)	4,270	(4,270)	4,270
December 31, 2021
Variable rate instruments(*)	~~W~~	(3,928)	3,928	(3,928)	3,928

(*)	Financial instruments related to non-hedging interest rate swap are excluded from the calculation.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

iii)	Managing interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative risk-free rates (referred to as ‘IBOR reform’). The publication of LIBOR, except overnight, 1-month, 3-month, 6-month, and 12-month USD LIBORs, was terminated as of December 31, 2021 and the five LIBORs, as mentioned above, will be discontinued by June 30, 2023.

The Company does not have financial instruments affected by already discontinued LIBORs. The Company plans to change benchmark interest rate applied to some of its financial instruments from LIBORs to Secured Overnight Financing Rates (SOFRs), an alternative indicator interest rate. For these LIBOR-related financial instruments, the LIBORs are continued to be published. Meanwhile, in the case of the CD rate, an alternative reference rate was selected as the Korea Overnight Financing Repo Rate (KOFR) as part of the reform of the interest rate benchmark. However, unlike LIBOR, the termination of the publication of the CD rate is not scheduled, and the Company does not have plan to change to KOFR.

The Company is exposed to the legal risk of changing the contract of financial instruments due to the reform of the interest rate indicator, as well as the process and operational risks to deal with such changes. In addition, the Company is also exposed to the risk of monitoring the market trend on the alternative index interest rate and establishing a risk management strategy accordingly to manage the risk of the new alternative index interest rate. The Company manages and monitors the transition to alternative interest rate benchmark by evaluating the extent to which a contract references IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

The Company monitors the transition to an alternative interest rate benchmark by reviewing the total amounts of contracts that have yet to transition to an alternative benchmark rate and the amounts of such contracts that include an appropriate fallback clause. The Company considers that a contract is not yet transitioned to an alternative benchmark rate when interest rate under the contract is indexed to a benchmark rate that is still subject to IBOR reform, even if it includes a fallback clause that deals with the cessation of the existing IBOR(“unreformed contracts”). As of December 31, 2022, the total amounts of unreformed contracts and those with appropriate fallback language are as follows, and the financial instruments that will be settled before June 30, 2023 are excluded:

(In millions of won)	Total amount of unreformed contracts(*)
Non-derivative financial liabilities
Borrowings	~~W~~	1,685,509
Derivative assets
Cross currency interest rate swap contracts	~~W~~	168,730

(*)	The company completed the insertion of a fallback clause for all unreformed contracts.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Company recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2022 and 2021 is as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Financial assets carried at amortized cost
Cash equivalents	~~W~~	692,312	950,847
Deposits in banks		42,815	76,924
Trade accounts and notes receivable, net		2,475,920	5,051,836
Non-trade receivables		133,991	77,147
Accrued income		1,125	2,792
Deposits		8,317	11,542
Short-term loans		30,062	22,518
Long-term loans		58,806	19,939
Long-term non-trade receivables		13,364	5,122

	~~W~~	3,456,712	6,218,667

Financial assets at fair value through profit or loss
Convertible securities	~~W~~	1,797	1,573
Derivatives		230,080	65,612

	~~W~~	231,877	67,185

Financial assets effective for cash flow hedging
Derivatives	~~W~~	—	905

Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	—	48

	~~W~~	3,688,589	6,286,805

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

In addition to the financial assets above, as of December 31, 2022, the Company provides payment guarantees in connection with the principal amount of credit facilities amounting to USD 1,407 million (~~W~~1,782,669million) (see note 15).

Trade accounts and notes receivable are insured in order for the Company to manage credit risk if they do not meet the Company’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Company and seeking insurance coverage, if necessary.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Company maintains a line of credit with various banks.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2022.

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	7,612,394	8,114,753	3,237,943	693,026	2,073,216	2,110,568	—
Bonds		1,448,746	1,570,630	338,815	16,956	400,764	727,752	86,343
Trade accounts and notes payable		8,391,251	8,391,251	7,852,665	538,586	—	—	—
Other accounts payable		1,877,611	1,880,067	1,826,813	53,254	—	—	—
Other accounts payable (enterprise procurement cards)(*1)		935,739	935,739	935,739	—	—	—	—
Long-term other accounts payable		408,019	479,091	—	—	106,479	212,932	159,680
Payment guarantee(*2)		19,241	2,044,747	305,339	204,869	320,811	862,085	351,643
Security deposits received		146,773	191,720	—	2,260	8,450	181,010	—
Lease liabilities		5,952	6,320	1,807	1,488	1,899	704	422

Derivative financial liabilities
Derivatives	~~W~~	47,408	29,418	(1,637)	10,741	3,024	17,290	—

	~~W~~	20,893,134	23,643,736	14,497,484	1,521,180	2,914,643	4,112,341	598,088

(*1)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Company presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Company is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the year ended December 31, 2022 is as follows:

(In millions of won)
	January 1, 2022		Change (Cash flows from operation activities)	December 31, 2022
Other accounts payable (enterprise procurement cards)	~~W~~	1,074,089	(138,350)	935,739

(*2)	Contractual cash flows of payment guarantee is identical to timing of principal and interest payment and represent the maximum amount that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(d)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	December 31, 2022		December 31, 2021
Total liabilities	~~W~~	21,908,600	18,835,304
Total equity		7,350,439	10,642,818
Cash and deposits in banks (*1)		735,116	1,027,760
Borrowings (including bonds)		9,061,140	7,560,099
Total liabilities to equity ratio		298%	177%
Net borrowings to equity ratio (*2)		113%	61%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt instruments

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

v)	Derivatives

The inputs used to measure the fair value of currency forward and cross currency interest rate swap are calculated based on the exchange rates and interest rates observable in the market at the reporting date.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the separate statement of financial position as of December 31, 2022 and 2021 are as follows:

(In millions of won)	December 31, 2022			December 31, 2021
	Carrying amounts		Fair values	Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	692,312	(*)	950,847	(*)
Deposits in banks		42,815	(*)	76,924	(*)
Trade accounts and notes receivable		2,475,920	(*)	5,051,836	(*)
Non-trade receivables		133,991	(*)	77,147	(*)
Accrued income		1,125	(*)	2,792	(*)
Deposits		8,317	(*)	11,542	(*)
Short-term loans		30,062	(*)	22,518	(*)
Long-term loans		58,806	(*)	19,939	(*)
Long-term non-trade receivables		13,364	(*)	5,122	(*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	10,484	10,484	3,096	3,096
Convertible securities		1,797	1,797	1,573	1,573
Derivatives		230,080	230,080	65,612	65,612
Financial assets effective for cash flow hedging
Derivatives	~~W~~	—	—	905	905
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	—	—	48	48
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	47,408	47,408	10,925	10,925
Convertible bonds		—	—	1,015,760	1,015,760
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	—	—	13,400	13,400
Financial liabilities carried at amortized cost
Borrowings	~~W~~	7,612,394	7,561,919	4,948,538	4,960,360
Bonds		1,448,746	1,377,696	1,595,801	1,596,044
Trade accounts and notes payable		8,391,251	(*)	6,528,451	(*)
Other accounts payable		2,813,350	(*)	2,800,823	(*)
Long-term other accounts payable		408,019	(*)	460,995	(*)
Payment guarantee liabilities		19,241	(*)	6,208	(*)
Security deposits received		146,773	(*)	11,180	(*)
Lease liabilities		5,952	(*)	5,219	(*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2022 and 2021 are as follows:

(In millions of won)	December 31, 2022
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	10,484	10,484
Convertible securities		—	—	1,797	1,797
Derivatives		—	230,080	—	230,080
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	47,408	—	47,408

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(In millions of won)	December 31, 2021
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	3,096	3,096
Convertible securities		—	—	1,573	1,573
Derivatives		—	65,612	—	65,612
Financial assets effective for cash flow hedging
Derivatives	~~W~~	—	905	—	905
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	48	—	—	48
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	10,925	—	10,925
Convertible bonds		1,015,760	—	—	1,015,760
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	—	13,400	—	13,400

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

iii)	Valuation techniques and inputs for Assets and Liabilities measured by the fair value hierarchy Level 2 and Level 3 are as follows:

(In millions of won)	December 31, 2022				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	10,484	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	—	1,797	Blended discount model and binominal option pricing Model	Discount rate, stock price and volatility
Derivatives		—	230,080	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	47,408	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(In millions of won)	December 31, 2021				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	3,096	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	—	1,573	Blended Discount Model and Binominal Option Pricing Model	Discount rate, stock price and volatility
Derivatives		—	65,612	—	Discounted cash flow	Discount rate and Exchange rate
Financial assets effective for cash flow hedging
Derivatives	~~W~~	—	905	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	10,925	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	—	13,400	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

iv)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)	December 31, 2022				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	7,561,919	Discounted cash flow	Discount rate
Bonds		—	—	1,377,696	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2021				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	4,960,360	Discounted cash flow	Discount rate
Bonds		—	—	1,596,044	Discounted cash flow	Discount rate

v)	The interest rates applied for determination of the above fair value as of December 31, 2022 and 2021 are as follows:

	December 31, 2022	December 31, 2021
Borrowings, bonds and others	5.11~6.68%	2.21~4.38%

vi)

There is no transfer between Level 1, Level 2 and Level 3 for the years ended December 31, 2022, and the changes in financial assets classified as Level 3 of fair value measurements for the year ended December 31, 2022 is as follows:

(In millions of won)
Classification	January 1, 2022		Acquisition	Replacement	Valuation	December 31, 2022
Equity instruments	~~W~~	3,096	150	10,620	(3,382)	10,484
Convertible securities		1,573	—	—	224	1,797

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(f)	Net gains and losses by category of financial instruments

The net gains and losses by category of financial instruments as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022
	Financial assets at amortized cost		Financial liabilities at amortized cost	Financial assets at FVTPL	Financial liabilities at FVTPL	Other financial instruments (*)	Total
Interest income	~~W~~	11,825	—	—	—	—	11,825
Interest expense		—	(177,649)	—	(11,106)	—	(188,755)
Foreign currency differences		505,729	(512,232)	—	(105,492)	—	(111,995)
(Reversal of) Bad debt expense		(146)	—	—	—	—	(146)
Gain or loss on disposal		(645)	—	—	(2,672)	—	(3,317)
Gain or loss on valuation		—	—	(3,158)	220,240	—	217,082
Gain or loss on derivative		—	—	—	—	177,130	177,130
Others		—	—	—	(43)	—	(43)

	~~W~~	516,763	(689,881)	(3,158)	100,927	177,130	101,781

(*)	Other financial instruments exclude cash flow hedging derivatives.

(In millions of won)
	2021
	Financial assets at amortized cost		Financial liabilities at amortized cost	Financial assets at FVTPL	Financial liabilities at FVTPL	Other financial instruments (*)	Total
Interest income	~~W~~	2,511	—	—	—	—	2,511
Interest expense		—	(209,122)	—	(15,415)	—	(224,537)
Foreign currency differences		693,997	(843,786)	—	(70,249)	—	(220,038)
(Reversal of) Bad debt expense		23	—	—	—	—	23
Gain or loss on disposal		(128)	—	—	—	—	(128)
Gain or loss on valuation		—	(250)	1,999	(68,421)	—	(66,672)
Gain or loss on derivative		—	—	—	—	221,292	221,292
Others		—	—	—	(14)	—	(14)

	~~W~~	696,403	(1,053,158)	1,999	(154,099)	221,292	(287,563)

(*)	Other financial instruments exclude cash flow hedging derivatives.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

28.	Leases

The Company leases buildings, vehicles, machinery and equipment and others. Information about leases for which the Company is a lessee is presented below.

(a)	Leases as lessee

(i)	Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment as of December 31, 2022 and 2021 (see Note 9(a)).

Changes in right-of-use assets for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022
	Buildings		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1	~~W~~	32	36	983	4,198	41	5,290
Additions		9,177	460	173	4,277	96	14,183
Depreciation		(8,942)	(40)	(788)	(3,528)	(41)	(13,339)
Impairment		(78)	(13)	(3)	(160)	—	(254)
Others		—	(420)	—	—	—	(420)

Balance at December 31	~~W~~	189	23	365	4,787	96	5,460

(In millions of won)
	2021
	Buildings		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1	~~W~~	682	36	1,213	3,501	—	5,432
Additions		7,759	40	867	3,785	49	12,500
Depreciation		(8,409)	(40)	(1,097)	(3,088)	(8)	(12,642)

Balance at December 31	~~W~~	32	36	983	4,198	41	5,290

(ii)	Amounts recognized in profit or loss not from right-of-use assets for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Interest on lease liabilities	~~W~~	(330)	(298)
Income from sub-leasing right-of-use assets		8	—
Expenses relating to short-term leases		(73)	(330)
Expenses relating to leases of low-value assets		(555)	(554)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

28.	Leases, Continued

(iii)	Changes in lease liabilities for the years ended December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	2022		2021
Balance at January 1	~~W~~	5,219	5,380
Additions		13,865	12,200
Interest expense		330	298
Repayment of liabilities		(13,462)	(12,659)

Balance at December 31	~~W~~	5,952	5,219

(b)	Leases as lessor

The Company leases out investment property and a portion of property, plant and equipment as operating leases (Notes 9 and 11).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

29.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the year ended December 31, 2022 are as follows:

(In millions of won)
	January 1, 2022			Non-cash transactions
			Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	December 31, 2021
Short-term borrowings	~~W~~	—	1,945,530	—	6,759	—	—	1,952,289
Current portion of long-term borrowings and bonds(*)		2,529,388	(2,443,087)	2,005,352	152,703	11,550	(217,568)	2,038,338
Payment guarantee liabilities		6,208	4,945	—	—	—	8,088	19,241
Long-term borrowings		4,034,735	1,523,669	(1,697,150)	84,559	—	(7,398)	3,938,415
Bonds		995,976	443,230	(308,202)	—	1,094	—	1,132,098
Lease liabilities		5,219	(13,462)	—	13	—	14,182	5,952
Dividend payable		—	(232,580)	—	—	—	232,580	—

	~~W~~	7,571,526	1,228,245	—	244,034	12,644	29,884	9,086,333

(*)	Others include ~~W~~220,240 million of gain on valuation of financial liabilities at fair value through profit or loss and ~~W~~2,672 million of loss on early repayment of borrowings and bonds.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others

(a)	Related parties

Related parties as of December 31, 2022 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in Note 8.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)	2022
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	13,001,049	—	—	—	—	35
LG Display Japan Co., Ltd.		1,728,731	—	—	—	—	1
LG Display Germany GmbH		1,702,896	—	—	—	—	68,197
LG Display Taiwan Co., Ltd.		2,031,209	—	—	—	—	1,374
LG Display Nanjing Co., Ltd.		67,085	—	4,127	—	1,804,509	23,162
LG Display Shanghai Co., Ltd.		398,982	—	—	—	—	3
LG Display Guangzhou Co., Ltd.		14,286	—	60,547	—	2,052,874	21,585
LG Display Shenzhen Co., Ltd.		843,327	—	—	—	—	—
LG Display Yantai Co., Ltd.		253	—	21,090	—	464,499	2,888
LG Display (China) Co., Ltd.		1,140	115,842	1,702,216	—	—	1,977
LG Display Singapore Pte. Ltd.		1,837,597	—	—	—	—	446
L&T Display Technology (Fujian) Limited		225,062	—	—	—	—	427
Nanumnuri Co., Ltd.		226	2,000	—	—	—	24,898
LG Display Guangzhou Trading Co., Ltd.		567,376	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		16,078	—	47,696	—	2,592,953	38,647
Suzhou Lehui Display Co., Ltd.		274,509	—	66,463	—	416	26
LG Display High-Tech (China) Co., Ltd.		2,241		6,262	—	2,747,323	3,457

	~~W~~	22,712,047	117,842	1,908,401	—	9,662,574	187,123

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(In millions of won)	2022
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates	~~W~~		—
WooRee E&L Co., Ltd.		—	—	661	—	—	2
AVATEC Co., Ltd.		—	—	58	—	64,492	3,617
Paju Electric Glass Co., Ltd.		—	4,361	245,962	—	—	2,942
YAS Co., Ltd.		—	100	14,291	22,440	—	8,038
Material Science Co., Ltd.		—	—	17	—	—	—

	~~W~~	—	4,461	260,989	22,440	64,492	14,599

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	229,270	—	12,179	289,262	—	126,127

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(In millions of won)	2022
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	70,514	—	—	—	—	519
LG Electronics Vietnam Haiphong Co., Ltd.		468,380	—	—	—	—	882
LG Electronics Reynosa S.A. DE C.V.		38,435	—	—	—	—	958
LG Electronics U.S.A., Inc.		—	—	—	—		2,315
LG Electronics RUS, LLC		—	—	—	—	—	273
LG Electronics Egypt S.A.E.		72,055	—	—	—	—	212
LG Innotek Co., Ltd.		27,255	—	49	—	—	79,515
P.T. LG Electronics Indonesia		42,128	—	—	—	—	1,415
Others		37,785	—	58	—	—	19,857

	~~W~~	756,552	—	107	—	—	105,946

	~~W~~	23,697,869	122,303	2,181,676	311,702	9,727,066	433,795

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(In millions of won)	2021
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	13,652,084	—	—	—	—	43
LG Display Japan Co., Ltd.		2,300,278	—	—	—	—	—
LG Display Germany GmbH		2,208,373	—	—	—	—	24,149
LG Display Taiwan Co., Ltd.		2,164,693	—	—	—	—	1,093
LG Display Nanjing Co., Ltd.		34,394	—	5,459	—	1,747,273	23,103
LG Display Shanghai Co., Ltd.		780,145	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		12,413	—	7,089	—	2,486,141	21,944
LG Display Shenzhen Co., Ltd.		490,993	—	—	—	—	17
LG Display Yantai Co., Ltd.		585	—	18,586	—	603,473	9,206
LG Display (China) Co., Ltd.		2,881	—	1,708,573	3,108	—	2,030
LG Display Singapore Pte. Ltd.		2,041,539	—	—	—	—	395
L&T Display Technology (Fujian) Limited		403,094	4,250	1	—	—	401
Nanumnuri Co., Ltd.		207	—	—	—	—	22,272
LG Display Guangzhou Trading Co., Ltd.		1,522,700	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		23,868	—	46,992	—	2,533,844	15,482
Suzhou Lehui Display Co., Ltd.		348,556	—	50,628	—	—	3
LG Display High-Tech (China) Co., Ltd.		19,951	—	2,321	—	2,729,188	6,077

	~~W~~	26,006,754	4,250	1,839,649	3,108	10,099,919	126,215

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(In millions of won)	2021
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
WooRee E&L Co., Ltd.	~~W~~	—	—	492	—	—	79
AVATEC Co., Ltd.		—	200	713	—	72,156	1,485
Paju Electric Glass Co., Ltd.		—	3,668	365,400	—	—	2,734
YAS Co., Ltd.		—	200	10,337	44,732	—	9,824
Cynora GmbH		—	—	10	—	—	—
Material Science Co., Ltd.		—	—	187	—	—	—

	~~W~~	—	4,068	377,139	44,732	72,156	14,122

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	264,044	—	11,666	195,222	—	119,639

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(In millions of won)	2021
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	97,475	—	—	—	—	418
LG Electronics Vietnam Haiphong Co., Ltd.		414,806	—	—	—	—	1,445
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	1,011
LG Electronics Mexicali, S.A.DE C.V.		39,153	—	—	—	—	89
LG Electronics RUS, LLC		—	—	—	—	—	139
LG Electronics Egypt S.A.E.		106,469	—	—	—	—	129
LG Innotek Co., Ltd.		3,333	—	140	451	—	85,471
P.T. LG Electronics Indonesia		272,316	—	—	—	—	574
Others		33,529	—	44	—	—	14,207

	~~W~~	967,081	—	184	451	—	103,483

	~~W~~	27,237,879	8,318	2,228,638	243,513	10,172,075	363,459

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(c) Trade accounts and notes receivable and payable as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2022		December 31, 2021	December 31, 2022	December 31, 2021
Subsidiaries
LG Display America, Inc.	~~W~~	1,193,850	1,851,411	6	25
LG Display Japan Co., Ltd.		142,262	462,618	—	5
LG Display Germany GmbH		20,386	586,120	26,855	23,593
LG Display Taiwan Co., Ltd.		77,003	445,830	77	151
LG Display Nanjing Co., Ltd.		181	334	1,126,398	613,161
LG Display Shanghai Co., Ltd.		184,266	499,770	—	5
LG Display Guangzhou Co., Ltd.		302	691	1,108,647	774,672
LG Display Guangzhou Trading Co., Ltd.		337,114	418,302	—	—
LG Display Shenzhen Co., Ltd.		108,860	97,129	—	15
LG Display Yantai Co., Ltd.		4	—	252,662	76,722
LG Display (China) Co., Ltd.		2,371	3,805	701,819	215,709
LG Display Singapore Pte. Ltd.		43,891	172,755	3	1
L&T Display Technology (Fujian) Limited		22,452	72,298	114,134	224,941
Nanumnuri Co., Ltd.		—	—	2,121	5,261
LG Display Vietnam Haiphong Co., Ltd.		37,050	9,088	1,198,073	993,392
Suzhou Lehui Display Co., Ltd.		13,208	76,396	7,600	8,863
LG Display High-Tech (China) Co., Ltd.		32,272	4,914	1,106,458	715,930

	~~W~~	2,215,472	4,701,461	5,644,853	3,652,446

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2022		December 31, 2021	December 31, 2022	December 31, 2021
Associates
WooRee E&L Co., Ltd.	~~W~~	878	878	152	157
AVATEC Co., Ltd.		—	3	3,756	2,748
Paju Electric Glass Co., Ltd.		—	—	30,431	79,302
YAS Co., Ltd.		—	—	5,827	14,773
Material Science Co., Ltd.		—	—	—	99

	~~W~~	878	881	40,166	97,079

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	67,953	66,247	90,225	92,323

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2022		December 31, 2021	December 31, 2022	December 31, 2021
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.(*)	~~W~~	3,646	711	204,067	31,184
LG Electronics Reynosa S.A. DE C.V		1,749	5,625	167	10
LG Electronics India Pvt. Ltd.		5,669	7,319	15	111
LG Electronics Vietnam Haiphong Co., Ltd.		50,173	52,327	53	243
LG Electronics Egypt S.A.E		2,008	19,489	—	—
P.T. LG Electronics Indonesia		4,524	15,555	195	32
Others		3,030	3,754	4,495	3,155

	~~W~~	70,799	104,780	208,992	34,735

	~~W~~	2,355,102	4,873,369	5,984,236	3,876,583

(*)	Including deposits received amount ~~W~~180,000 million from lease agreement

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(d)

There were no significant financing transactions with related parties for the year ended December 31, 2022, and details of significant financing transactions with related parties for the year ended December 31, 2021, are as follows:

(In millions of won)
	2021
Associates	Loans		Collection of loans
WooRee E&L Co., Ltd.	~~W~~	878	—

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Company and certain companies and their subsidiaries included in LG Group, one of the conglomerates in the Republic of Korea according to the Monopoly Regulation and Fair Trade Act as of and for the years ended December 31, 2022 and 2021 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)

	For the year ended December 31, 2022			December 31, 2022
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries (formerly, LG International Corp.)(*1)	~~W~~	180,596	57,629	—	—
LG Uplus Corp.		—	2,604	—	349
LG Chem Ltd. and its subsidiaries		311	354,435	39	61,125
D&O Corp. and its subsidiaries (formerly, S&I Corp. and its subsidiaries)(*2)		321	727,747	—	195,059
LX Semicon Co., Ltd.(*1)		—	241,683	—	—
LG Corp.		—	60,592	14,979	6,287
LG Management Development Institute		—	34,195	—	524
LG CNS Co., Ltd. and its subsidiaries		16	199,278	17	77,533
G2R Inc. and its subsidiaries		—	39,975	—	11,193
Robostar Co., Ltd.		—	1,258	—	133
LG Household & Health Care Ltd. and its subsidiaries		—	28	—	—

	~~W~~	181,244	1,719,424	15,035	352,203

(*1)	The separation of LX affiliates was approved by the Fair Trade Commission on June 21, 2022.
(*2)	S&I Corp. renamed its name as D&O Corp. on April 1, 2022.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(In millions of won)

	For the year ended December 31, 2021			December 31, 2021
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries (formerly, LG International Corp.)(*1)	~~W~~	549,184	101,044	27,279	13,892
LG Uplus Corp.		—	2,348	—	163
LG Chem Ltd. and its subsidiaries		150	377,981	2,944	66,535
S&I Corp. and its subsidiaries		313	260,319	5,862	121,637
LX Semicon Co., Ltd. (formerly, Silicon Works Co., Ltd)(*2)		2,551	442,654	117	86,346
LG Corp.		—	68,420	6,754	11,193
LG Management Development Institute		—	21,055	3,480	205
LG CNS Co., Ltd. and its subsidiaries		89	234,822	98	143,367
LG Household & Health Care Ltd. and its subsidiaries		—	71	—	50
G2R Inc. and its subsidiaries		—	23,519	—	11,931
Robostar Co., Ltd.		—	2,189	—	1,675

	~~W~~	552,287	1,534,422	46,534	456,994

(*1)	LG International Corp. renamed its name as LX International Corp. on July 1, 2021.
(*2)	Silicon Work Co., Ltd. renamed its name as LX Semicon Co., Ltd. on July 1, 2021.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)

	2022		2021
Short-term benefits	~~W~~	2,305	3,747
Expenses related to the defined benefit plan		417	366

	~~W~~	2,722	4,113

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

31.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2022 and 2021 is as follows:

(In millions of won)

	2022		2021
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~	479,486	391,653
Changes in other accounts payable arising from the purchase of intangible assets		(101,392)	459,972
Recognition of right-of-use assets and lease liabilities		14,183	12,500

Independent Auditors’ Report on Internal Control over Financial Reporting

Based on a report originally issued in Korean

To the Shareholders and Board of Directors

LG Display Co., Ltd.:

Opinion on Internal Control over Financial Reporting

We have audited the Internal Control over Financial Reporting (“ICFR”) of LG Display Co., Ltd. (the “Company”) as of December 31, 2022, based on the criteria established in Conceptual Framework for Designing and Operating ICFR issued by the Operating Committee of ICFR.

In our opinion, the Company maintained, in all material respects, effective ICFR as of December 31, 2022, based on the criteria established in Conceptual Framework for Designing and Operating ICFR issued by the Operating Committee of ICFR in the Republic of Korea.

We also have audited, in accordance with Korean Standards on Auditing (“KSAs”), the separate statements of financial position of the Company as of December 31, 2022 and 2021, the related separate statements of comprehensive income(loss), changes in equity, and cash flows for the years then ended and notes including significant accounting policies and other explanatory information (collectively, the separate financial statements), and our report dated March 3, 2023 expressed an unmodified opinion on those separate financial statements.

Basis for Opinion

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the ICFR section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the ICFR in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting

Management is responsible for designing, implementing, and maintaining effective ICFR, and for its assessment about the effectiveness of ICFR, included in the accompanying Report on the Operation of Internal Control over Financial Reporting.

Those charged with governance are responsible for overseeing the Company’s ICFR.

Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting

Our responsibility is to express an opinion on the Company’s ICFR based on our audit. We conducted our audit in accordance with KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective ICFR was maintained in all material respects.

An audit of ICFR involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of ICFR and testing and evaluating the design and operating effectiveness of ICFR based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

An entity’s ICFR is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable separate financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”). An entity’s ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of separate financial statements in accordance with K-IFRS and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the separate financial statements.

Because of its inherent limitations, ICFR may not prevent, or detect and correct misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditors’ report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 3, 2023

This report is effective as of March 3, 2023, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the Company’s internal control over financial reporting. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

Report on the Operation of Internal Control over Financial Reporting

English translation of a Report Originally Issued in Korean

To the Shareholders, Board of Directors and Audit Committee of LG Display Co., Ltd.

We, as the Internal Control over Financial Reporting (“ICFR”) Officer and Chief Executive Officer (“CEO”) of LG Display (“the Company”), assessed the effectiveness of the design and operation of the Company’s ICFR as of December 31, 2022.

The Company’s management, including myself, is responsible for designing and operating an IACS.

We assessed the design and operational effectiveness of the ICFR in the prevention and detection of an error or fraud which may cause a misstatement in the preparation and disclosure of reliable separate financial statements.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”) as the criteria for design and operation of the Company’s ICFR. And, we conducted an evaluation of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment, we concluded that the Company’s ICFR is effectively designed and operated as of December 31, 2022, in all material respects, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

January 19, 2023

Ho Young Jeong

Chief Executive Officer

Sung Hyun Kim

Internal Control over Financial Reporting Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: Mar 3, 2023	By: /s/ Suk Heo
(Signature)

Name: Suk Heo
Title: Director/Head of IR Division